UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70446

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cherry Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8335 SUNSET BLVD., Suite #351
(No. and Street)

West Hollywood (City) CA (State) 90069 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Meyers (Name) (212) 668-8700 (Area Code – Telephone Number) cmeyers@acisecure.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Certified Public Accountants
(Name – if individual, state last, first, and middle name)

505 North MurLen Road (Address) Olathe (City) KS (State) 66062 (Zip Code)

01/05/2015 (Date of Registration with PCAOB)(if applicable) 6075 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Press, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cherry Trading LLC, as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: Jeff Press

Title:
CEO

Monique Romero
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cherry Trading LLC

Financial Statements
and Supplemental Information

As of and for the Year Ended September 30, 2022

With Reports of Independent Registered Public Accounting Firm

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Cherry Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cherry Trading, LLC as of September 30, 2022, the related statements of operations , changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cherry Trading, LLC as of September 30, 2022, and the results of its operations and its cash flows for the year ending September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cherry Trading, LLC's management. Our responsibility is to express an opinion on Cherry Trading, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cherry Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Cherry Trading, LLC's financial statements. The supplemental information is the responsibility of Cherry Trading, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Cherry Trading, LLC's auditor since 2021.

Olathe, Kansas
December 22, 2022

Cherry Trading LLC

Statement of Financial Condition
September 30, 2022

ASSETS		
Cash	$	248,424
Clearing deposits		125,151
Other assets		16,497
TOTAL ASSETS	$	390,072
LIABILITIES AND Member's EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	8,999
TOTAL LIABILITIES		8,999
Member's Equity		
Member's Equity		381,073
MEMBER'S EQUITY		381,073
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	390,072

See accompanying notes to financial statements

Cherry Trading LLC

Statement of Operations

As of and for the Year Ended September 30, 2022

REVENUE:	
Interest Income	$ 127
Total revenue	127
OPERATING EXPENSES:	
Professional fees	225,907
Clearance fees	42,008
Regulatory fees	21,888
Dues and subscriptions	35,555
Software expenses	11,824
Rent Expense	1,332
Data services	21,263
Other Expenses	5,714
Total expenses	365,492
NET LOSS	$ (365,365)

See accompanying notes to financial statements

Cherry Trading LLC

Statement of Changes in Members Equity
As of October1, 2021 and for the Period Ended September 30, 2022

		Members Equity
Balance at October 1, 2021	$	246,438
Net Loss		(365,365)
Captal Contribution		500,000
Balance at September 30, 2022	$	381,073

See accompanying notes to financial statements

Cherry Trading LLC

Statement of Cash Flows

As of and for the Year Ended September 30, 2022

OPERATING ACTIVITIES:	
Net Loss	$ (365,365)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities	
Increase in clearing deposit	(127)
Increase in other assets	(9,196)
Decrease in due to clearing broker	-
Decrease in accounts payable and accrued expenses	(8,258)
Net cash used by operating activities	(382,946)
FINANCING ACTIVITIES:	
Contributions from Member	500,000
Net cash provided by financing activities	500,000
NET INCREASE IN CASH	117,054
CASH AT BEGINNING OF YEAR	131,371
CASH AT END OF YEAR	$ 248,424
Cash paid for income taxes	-

See accompanying notes to financial statements

1. Organization and Nature of Business

Cherry Trading LLC (the "Company") was incorporated under the laws of the State of Delaware. The Company was registered with the SEC and the Financial Industry Regulatory Authority (FINRA) effective July 14, 2020. The Company's current business activities include retailing corporate equity securities, arranging for transactions in listed securities as well as trading securities for its own account. The Company filed a Request for Withdrawal from Broker Dealer Registration on November 22, 2022.

2. Summary of Significant Accounting Policies

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of these financial statements.

Cash

The Company maintains its cash balances with a high credit quality financial institution. Balances at times may exceed federally insured limits. The Company considers any highly liquid financial instruments with a maturity of 90 days or less to be cash. For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, and collection is reasonably assured. The Company records commissions earned from securities transactions on a trade date basis.

In 2014, The Financial Accounting Standards Board (FASB), issued a comprehensive revenue recognition standard that supercedes most existing revenue recognition guidance under GAAP (FASB ASC 606).

In accordance with FASB ASC 606, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. FASB ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation (s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized upon receipt of fees from the fund at which point the Company can rely on the fund's calculation of net assets introduced to the fund.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due to Clearing Brokers and Clearance Agreement
The Company is associated with Apex (Clearing Brokers), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreements, the Company is required to provide a clearing deposit with the clearing brokers. The deposit is refundable if, and when, the Company ceases doing business with the clearing brokers.

Income Taxes

ASC Topic 740-10, *Accounting for uncertainty in income taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that it has no uncertain tax positions at September 30, 2022.

Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Parent remains subject to U.S. federal, state, and local income tax audits for the tax years 2017 through 2020. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequence.

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

Lease Accounting
During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)". ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. As of September 30, 2022, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation.

3. Concentrations of Credit Risk
Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearing broker agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing brokers, monitor collateral on the securities transactions introduced by the Company.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2022, the Company had net capital of $364,576 which was $264576 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was approximately 2.47%.

5. Subsequent Event

The Company has evaluated subsequent events through the date that the financial statements were available to be issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

6. Commitments and Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2022.

7. Liquidity

The Company incurred a loss for the year ended September 30, 2022. The Company's members have represented that they have the requisite resources and intend to make capital contributions as needed to ensure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

8. Request for Broker Dealer Withdrawal from Registration

On November 22, 2022, the Company filed a Request for Broker Dealer Withdrawal from Registration ("BDW"). Upon apporval of the BDW by FINRA, the Company will no longer be registered with the SEC nor be an active member of FINRA and therefore, will no longer be permitted to perform securities transactions as a broker dealer in the United States. The approval of the BDW is expected 60 days from the initial filing.

9. Coronavirus Disease 2019 ("Covid-19 Pandemic")

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, the Company continues to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of its employees began to work remotely with only "essential" employees reporting to offices. The Company accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. The ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to to the business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, the business, well into 2022. The Company currently anticipates that a large number of employees will continue to work remotely for the indefinite future.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2022

SCHEDULE I

TOTAL Members EQUITY QUALIFIED FOR NET CAPITAL	$	381,073
DEDUCTIONS AND/OR CHARGES:		
Other assets		(16,497)
NET CAPITAL	$	364,576
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar requirement	$	100,000
Minimum net capital required (6.67% of aggregate indebtedness)		600
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	264,576
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	244,576
AGGREGATE INDEBTEDNESS	$	8,999
Percentage of aggregate indebtedness to net capital		2.47%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2022.

See report of independent registered public accounting firm.

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at September 30, 2022.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Cherry Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cherry Trading, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cherry Trading, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Cherry Trading, LLC stated that Cherry Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cherry Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cherry Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934

Olathe, Kansas
December 22, 2022

Cherry Trading LLC
Exemption Report

To whom it may concern:

Cherry Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Jeffrey Press, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeff Press

Title: COO/CEO